Concordia International Corp. Announces DELIVER Strategy

OAKVILLE, ON, September 6, 2017 – Concordia International Corp. ("Concordia" or the "Company") (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products, today announced the details of DELIVER, its long-term growth strategy.

"At its essence, the DELIVER strategy will focus Concordia's efforts on becoming a leading European specialty 'off-patent' medicines player," said Concordia Chief Executive Officer Allan Oberman. "The development of this strategy was a multi-month initiative that was done internally, reflecting contributions from more than 50 Concordia employees including our senior management team, and our board of directors. It is the culmination of a holistic team effort that we are very excited about."

Senior management and Concordia's board of directors believe the name DELIVER is appropriate for this strategy because it is precisely what the Company intends to do, and it is an acronym that, letter by letter, defines the critical elements of the strategy.

DELIVER stands for:

–	Drive growth in the UK

–	Expand into key European markets

–	Level set the U.S. business

–	Increase the product pipeline

–	Vary Concordia’s approach to non-core markets

–	Extend the Company’s lean operating model and further build its talent

–	Realign the Company’s capital structure

Concordia senior management will host a conference call today at 8:30 am ET to share additional details about the DELIVER strategy.

CONFERENCE CALL DETAILS
DATE:	Wednesday, September 6, 2017
TIME:	8:30 a.m. ET
DIAL-IN NUMBER:	(647) 427-7450 or (888) 231-8191
TAPED REPLAY:	(416) 849-0833 or (855) 859-2056
REFERENCE NUMBER:	79358430

This call is being webcast and can be accessed by going to:
https://event.on24.com/wcc/r/1500098/5DFAB87A58A9856B02D598C4B69B3F09

An archived replay of the webcast will be available by clicking the link above.

The Company has prepared a presentation to coincide with management's remarks. The presentation will be embedded in the webcast. Participants joining by conference call can access the presentation through the Investors section of Concordia’s website under `Downloads’ at the bottom left of the page.

About Concordia
Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products. Concordia has an international footprint with sales in more than 90 countries, and has a diversified portfolio of more than 200 established, off-patent products. Concordia also markets Photofrin® for the treatment of certain rare forms of cancer.

The Company operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements and information:
This news release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, statements with respect to Concordia's DELIVER strategy and the Company’s implementation of such strategy. The forward‐looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated Concordia's inability to implement its DELIVER strategy (including, without limitation, realigning its capital structure), Concordia's securities, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.

For more information please contact:

Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com